March 20, 2026

Via Edgar

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Al Pavot
Terence O’Brien

Re:	WORK Medical Technology Group LTD
Form 20-F filed January 30, 2026 (File No. 001-42256)

Ladies and Gentlemen:

This letter is in response to the letter dated March 12, 2026, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Annual Report on Form 20-F/A (“Amendment No. 1 to Form 20-F”) is being filed to accompany this letter.

Form 20-F filed January 30, 2026

Item 19, page 155

1. Please revise the accountant’s consent in Exhibit 15.2 to include the complete file number of the Form F-3. Also, please include a consent that covers the audit report on your September 30, 2025 financial statements. See the guidance in Item 6 of Form F-3.

In response to the Staff’s comments, our former auditor, WWC, P.C. has revised Exhibit 15.2 to include the complete file number on Form F-3 (File No. 333-289943), filed with the Commission on August 29, 2025 and went effect on September 15, 2025. In addition, our current auditor, HTL International, LLC, has provided their consent in a separate Exhibit 15.3 covering the audit report relating to our consolidated financial statements for the year ended September 30, 2025.

We have filed Amendment No. 1 to Form 20-F to reflect these revisions.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Zhaocong “Richard” Xu, Esq., of McLaughlin & Stern, LLP, at (212) 448-1100.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Cc: McLaughlin & Stern, LLP